UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-22175

CUSIP NUMBER: 290846104

(CHECK ONE)☒Form 10-K☐ Form 20-F ☐ Form 11-K  ☐Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                                                                                 EMCORE Corporation

Former Name if Applicable:                                                                            Not applicable

Address of Principal Executive Office (Street and Number):                    10420 Research Road, SE

City, State and Zip Code:                                                                               Albuquerque, NM 87123

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On November 15, 2006, EMCORE Corporation (the “Company”) announced that a Special Committee of the Company’s Board of Directors, comprised solely of independent directors, completed a voluntary review of the Company’s historical stock option grant procedures initiated by senior management. The key findings and conclusions of the Special Committee are summarized in a Current Report on Form 8-K and a press release filed on November 15, 2006.

The Special Committee recommended, among other things, that the Company should recognize, for accounting purposes, additional compensation expense with respect to certain stock option grants. The Company reviewed the specific facts of the Company’s stock option grants, and the relevant authoritative accounting guidance, including the guidance regarding stock option granting practices recently published by the SEC to determine (i) the precise amount of non-cash compensation charges for equity-based compensation, (ii) the related tax consequences to the Company and its employees, (iii) for which specific prior periods a restatement of its historical financial statements may be required, and (iv) the precise impact of the additional non-cash compensation charges, tax consequences and restatements, if any, on its financial statements for the fiscal year ended September 30, 2006 and the quarters ended December 31, 2006, March 31, 2007, and June 30, 2007.  Accordingly, the Company was unable to file its fiscal 2006 Form 10-K and fiscal 2007 Form 10-Qs within the prescribed time periods.

On November 1, 2007, the Company announced that following the completion of its voluntary review of historical stock option granting practices, the Company filed with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and its Quarterly Reports on Form 10-Q for the quarters ended December 31, 2006, March 31, 2007, and June 30, 2007.  The Company solicited proxies on November 16, 2007 and held its annual shareholders’ meeting on December 3, 2007.

The Company seeks relief pursuant to Rule 12b-25 because the filing delays discussed above have not allowed sufficient time for the completion of our fiscal 2007 audit by December 14, 2007.  The Company anticipates that it will be able to file its fiscal 2007 Form 10-K within the fifteen-day period, or December 31, 2007, the extended deadline provided under Rule 12b-25(b)(2)(ii).

PART IV-- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Keith J. Kosco (Name)	(505) (Area Code)	332-5000 (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes  ☐No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary unaudited results for the fourth quarter and fiscal year ended September 30, 2007, the Company expects to report a net loss of $57.3 million or $1.12 loss per basic share for the year ended September 30, 2007.  For the year ended September 30, 2006, the Company reported net income of $54.9 million or $1.11 income per basic share.  Financial highlights include:

Fiscal 2007:

•	In November 2006, EMCORE invested $13.5 million in WorldWater & Solar Technologies Corporation in return for convertible preferred stock and warrants.

•
In April 2007, EMCORE modified its convertible subordinated notes to resolve an alleged default event.  The interest rate was increased from 5% to 5.5% and the conversion price was decreased from $8.06 to $7.01.  EMCORE also repurchased $11.4 million of outstanding notes to reduce interest expense and share dilution.

•	In April 2007, EMCORE acquired privately-held Opticomm Corporation for $4.0 million in cash.

•	Fiscal 2007 operating expenses included:

- $10.6 million related to our review of historical stock option granting practices;

- $9.4 million related to our new terrestrial solar power division; and,

- $8.9 million related to patent litigation against Optium Corporation and severance-related charges associated with facility closures and consolidation of operations.

Fiscal 2006:

•
In November 2005, EMCORE exchanged $14.4 million of convertible subordinated notes due in May 2006 for $16.6 million of newly issued convertible senior subordinated notes due May 15, 2011. As a result of this transaction, EMCORE recognized approximately $1.1 million in the first quarter of fiscal 2006 related to the early extinguishment of debt.

•	EMCORE received manufacturing equipment valued at $2.0 million less tax of $0.1 million as a final earn-out payment from Veeco in connection with the sale of the TurboDisc division.

•
In August 2006, EMCORE sold its Electronic Materials & Device (EMD) division to IQE plc (IQE) for $16.0 million. The net gain associated with the sale of the EMD business totaled approximately $7.6 million, net of tax of $0.5 million.  The results of operations of the EMD division have been reclassified to discontinued operations for all periods presented.

•
In August 2006, EMCORE sold its 49% membership interest in GELcore, LLC for $100.0 million to General Electric Corporation, which prior to the transaction owned the remaining 51% membership interest in GELcore.  EMCORE recorded a net gain of $88.0 million, before tax, on the sale of GELcore, after netting EMCORE’s investment in this joint venture of $10.8 million and transaction expenses of $1.2 million.

•	EMCORE recorded approximately $2.2 million of impairment charges on goodwill and intellectual property associated with the June 2004 acquisition of Corona Optical Systems.

•	Fiscal 2006 operating expense included $1.3 million related to our review of historical stock option granting practices and $1.3 million related to our new terrestrial solar power division.

•	Other expense included a charge of $0.5 million associated with the write-down of the Archcom investment.

•	EMCORE recognized a provision for income taxes of $1.9 million from continuing operations for the year ended September 30, 2006.

***

This notification of late filing on Form 12b-25 contains forward-looking statements regarding the Company’s expectations concerning the filing of its fiscal 2007 Annual Report on Form 10-K.  These forward-looking statements are based on the Company’s current expectations and are subject to the completion of the audit of the Company’s results for the fiscal year ended September 30, 2007 and risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

EMCORE Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2007	By: /s/ Adam Gushard
Name: Adam Gushard
Title: Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).